SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015 (Report No. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE and Vidyo to Enhance Customer Experience with Live Video Engagement, Dated May 7, 2015

99.2	NICE Introduces Next Generation of Desktop Activity Monitoring for Improved Scalability and Performance, Including in the Cloud, Dated May 7, 2015

99.3	NICE Launches Employee Engagement Manager for Greater Scheduling Agility andEmployee Satisfaction, Dated May 7, 2015

99.4	NICE Wins Two 2015 CRM Excellence Awards, Dated May 12, 2015

99.5	NICE to Shape New Global Recording Standard for WebRTC Communications, Dated May 13, 2015

99.6	Creating Perfect Experiences. NICE Invites its EMEA Customers to Interactions 2015 in London, Dated May 18, 2015

99.7	ProRail Cuts Incident Response Time by Over 60 Percent with NICE Situator, Dated May 26, 2015

99.8	Find Anyone Anywhere. Live Demonstrations of NICE Suspect Search at IFSEC International 2015, Dated May 27, 2015

99.9	NICE to Host Financial Analyst and Investor Day at Interactions 2015, Dated May 27, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: June 8, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE and Vidyo to Enhance Customer Experience with Live Video Engagement, Dated May 7, 2015

99.2	NICE Introduces Next Generation of Desktop Activity Monitoring for Improved Scalability and Performance, Including in the Cloud, Dated May 7, 2015

99.3	NICE Launches Employee Engagement Manager for Greater Scheduling Agility andEmployee Satisfaction, Dated May 7, 2015

99.4	NICE Wins Two 2015 CRM Excellence Awards, Dated May 12, 2015

99.5	NICE to Shape New Global Recording Standard for WebRTC Communications, Dated May 13, 2015

99.6	Creating Perfect Experiences. NICE Invites its EMEA Customers to Interactions 2015 in London, Dated May 18, 2015

99.7	ProRail Cuts Incident Response Time by Over 60 Percent with NICE Situator, Dated May 26, 2015

99.8	Find Anyone Anywhere. Live Demonstrations of NICE Suspect Search at IFSEC International 2015, Dated May 27, 2015

99.9	NICE to Host Financial Analyst and Investor Day at Interactions 2015, Dated May 27, 2015